June 1, 2026
VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Attention:	Mitchell Austin
Matthew Derby
Lisa Etheredge
Robert Littlepage

Re:	Space Exploration Technologies Corp.
Registration Statement on Form S-1
Filed May 20, 2026
File No. 333-296070
Ladies and Gentlemen:
On behalf of our client, Space Exploration Technologies Corp., a Texas corporation (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated May 29, 2026 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Staff’s comments are set forth below, followed by the corresponding responses from the Company. The page references in the Company’s responses correspond to the page numbers of Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”), which is being filed via EDGAR concurrently with this response.

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Registration Statement on Form S-1
Prospectus Summary
Compute Services Agreements with Third Parties, page 13
1.We note the revisions made in response to prior comment 3, including that Anthropic will pay you $1.25 billion per month for access to compute capacity across COLOSSUS AND COLOSSUS II. Please tell us what consideration you gave to filing this agreement. See Item 601(b)(10) of Regulation S-K. Additionally, please revise here to quantify the amount of compute capacity provided to Anthropic pursuant to the agreement.
Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has carefully considered the requirements of Item 601(b)(10) of Regulation S-K in evaluating whether the Cloud Services Agreements with Anthropic are required to be filed as exhibits to the Registration Statement. The Company has disclosed certain terms of the Cloud Services Agreements to provide investors with additional context regarding the provision of the Company’s compute capacity to Anthropic. However, for purposes of Item 601(b)(10), the Company respectfully advises the Staff that the Cloud Services Agreements are not material contracts required to be filed as exhibits because they (i) were entered into in the ordinary course of the Company’s business and (ii) do not fall within any of the categories of ordinary-course contracts that Item 601(b)(10)(ii) requires to be filed.
Item 601(b)(10)(ii) provides that a contract that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries will be deemed to have been made in the ordinary course of business. The Cloud Services Agreements represent customer arrangements for access to compute capacity, which is consistent with the Company’s ordinary-course commercial activities.
Item 601(b)(10)(ii) further provides that any such ordinary course contract need not be filed unless it falls within one of the categories specified in Item 601(b)(10)(ii)(A) through (D). The Company considered each of these categories and concluded as follows:
•the Cloud Services Agreements were not entered into with any person listed in Item 601(b)(10)(ii)(A);

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•the Cloud Services Agreements are not contracts upon which the Company’s business is substantially dependent within the meaning of Item 601(b)(10)(ii)(B). If the agreements were to be terminated, the Company believes the related compute capacity and revenue opportunity would easily be redeployed to other customers given the shortage of frontier AI compute capacity or alternatively could be utilized for the Company’s own compute initiatives, which is a reason why the Company negotiated for a termination provision that allows either party to terminate the agreements with 90 days’ notice. This termination right, which either party may exercise without adverse contractual consequences, is inconsistent with the substantial dependence requirement in Item 601(b)(10)(ii)(B);
•the Cloud Services Agreements do not relate to the acquisition or sale of property, plant or equipment as described in Item 601(b)(10)(ii)(C); and
•the Cloud Services Agreements are not material leases under Item 601(b)(10)(ii)(D).
Accordingly, based on the Company’s consideration of Item 601(b)(10) and the ordinary course nature of the Cloud Services Agreements, the Company respectfully submits that the agreements are not required to be filed as exhibits to the Registration Statement.
The Company also advises the Staff that it has revised the disclosure on pages 13 and 147 of Amendment No. 1 to quantify the amount of compute capacity provided to Anthropic pursuant to the Cloud Services Agreements.
Risk Factors
The TBOC and our charter include provisions that may limit shareholders’ ability…, page 60
2.This risk factor and the next note that shareholders seeking to institute or maintain derivative proceedings or submit shareholder proposals must own at least 3% of your outstanding voting shares. In order to provide additional material context to this requirement, please revise these risk factors to also disclose the total dollar value of 3% of your outstanding voting shares using the midpoint of the price range in this offering.
Response:
The Company advises the Staff that the disclosure on pages 61 and 62 of Amendment No. 1 has been revised to address the Staff’s comment.

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Our bylaws place restrictions on the forum, venue and procedures for legal actions…, page 61
3.We note the revisions made in response to prior comment 8 and re-issue this comment in part. In this regard, please revise your discussion of enforceability concerns to explicitly state that: (1) Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder; and (2) investors cannot be required to waive compliance with the federal securities laws and the rules and regulations thereunder.
Response:
The Company advises the Staff that the disclosure on pages 62 and 63 of Amendment No. 1 has been revised to address the Staff’s comment.
4.Also, please further clarify the operation of your mandatory arbitration provision. In particular, please clarify what court would be a “court of competent jurisdiction” that would render a final and unappealable judgment resulting in the application of the arbitration provision. Also, clarify whether the mandatory arbitration provision applies if a court that does not have competent jurisdiction renders a final and unappealable judgment as to subject matter jurisdiction.
Response:
The Company advises the Staff that the disclosure on pages 62, 63 and 64 of Amendment No. 1 has been revised to address the Staff’s comment.
Capitalization, page 68
5.Please revise to more fully describe the adjustments made to arrive at the amounts shown in the pro forma column as of March 31, 2026. Adjustments that give effect to the preferred conversion, the Class C reclassification and the effectiveness of your charter should each be described separately.
Response:
The Company advises the Staff that the disclosure on page 70 of Amendment No. 1 has been revised to address the Staff’s comment.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Consumer and Enterprise Applications, page 84
6.We note your responses to prior comments 5 and 10, including your added disclosures that, as of March 31, 2026, 117 million of your 550 million MAUs had used Grok’s AI features, and your 6.3 million active paid subscribers were comprised of 4.4 million X Premium and Premium+ paid subscribers and 1.9 million SuperGrok, SuperGrok Heavy and SuperGrok Lite paid subscribers. We also note that you provide total MAUs as of December 31, 2025. Please revise to similarly disclose the other above-referenced metrics as of December 31, 2025 in order to provide further context.
Response:
The Company advises the Staff that the disclosure on pages 2, 85, 98, 134 and 145 of Amendment No. 1 has been revised to address the Staff’s comment. The Company further advises the Staff that SuperGrok Lite was only released in March 2026.
Executive Compensation
Long-Term Incentive Compensation, page 234
7.We note your disclosure that as part of your long-term incentive compensation, Mr. Musk was granted 1 billion performance-based restricted shares of Class B common stock on January 13, 2026. Please revise to clarify that Mr. Musk has full voting rights for all of these shares prior to vesting.
Response:
The Company advises the Staff that the disclosure on pages 13, 18, 236 and 237 of Amendment No. 1 has been revised to address the Staff’s comment.
Underwriting
Directed Share Program, page 268
8.You disclose that a directed share program will be available to certain employees and persons identified by your management, which may include parties with whom you have a business relationship and friends and family of management. Please revise to clarify whether management will select these individuals based on established criteria, and if so, describe the criteria. To the extent these individuals

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will be selected based on the discretion of management, please state this. Additionally, please revise your page 18 discussion of the directed share program to provide this disclosure or a cross-reference to it.
Response:
The Company advises the Staff that the disclosure on the prospectus cover page and pages 18 and 271 of Amendment No. 1 has been revised to address the Staff’s comment.
Unaudited Consolidated Financial Statements
Note 14 - Share-based Compensation, page F-88
9.We note the supplemental information you provided on May 28, 2026 in response to prior comment 52 from our letter dated April 24, 2026. Please tell us if any of the investors in your secondary offerings also have commercial relationships with the Company (e.g., a supplier or a customer relationship). If so, please explain how you considered the valuation of those equity transactions when accounting for the commercial transactions.
Response:
The Company advises the Staff that in the period analyzed in our response to prior comment 52, there is only one investor in the Company’s secondary offerings who has material commercial relationships with the Company, which is through its debt and Grok subscription arrangements. The Company advises that secondary offerings typically are transacted at the same price during the same period, and this was the case with the offerings in which this one investor participated. As such, the investors who did not have any commercial relationships with the Company transacted at the same arm’s-length negotiated prices as the investor who did. In the Company’s view, this demonstrates that these offerings are at fair value and that no portion of the equity transaction is consideration for the commercial transactions with such investor. In addition, the secondary offering with this investor represented $20 million, or approximately 2% of the total secondary offering occurring in the same period, and is considered to be an immaterial amount to the Company to impact the terms of the commercial arrangements. The investor’s ability to participate in the secondary offerings was not conditioned on or in consideration for such investor’s entering into the commercial arrangements with the Company.

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Should you have any questions concerning this letter, please do not hesitate to contact the undersigned at (346) 718-6602 or hholmes@gibsondunn.com.

Very truly yours,
/s/ Hillary H. Holmes
Hillary H. Holmes
GIBSON, DUNN & CRUTCHER LLP

cc:	Bret Johnsen, Chief Financial Officer, Space Exploration Technologies Corp.
Courtney Zeppetella, Vice President, Corporate Controller, Space Exploration Technologies Corp.
Michael Smith, Senior Director, Legal, Space Exploration Technologies Corp.
Harrison Tucker, Gibson, Dunn & Crutcher LLP
Thomas Kim, Gibson, Dunn & Crutcher LLP
Brian Lane, Gibson, Dunn & Crutcher LLP